SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2002

<u>KLM ROYAL DUTCH AIRLINES</u>
(translation of Registrant's trade name into English)

<u>Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands</u>
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

Table of contents

02/057

July Traffic 1 percent below Last Year

Overall Load Factor Improved 2.6 percentage points

(in millions)	July 2002	July 2001	July Growth (%)	April through July 2002	April through July 2001	April through July Growth (%)
Overall						
Revenue Ton-Kms	875	885	(1)	3,332	3,449	(3)
Available Ton-Kms	1,099	1,150	(5)	4,237	4,519	(6)
Load Factor (%)	79.6	77.0		78.6	76.3	
Passenger						
Revenue Passenger-Kms	5,409	5,731	(6)	19,735	21,355	(8)
Available Seat-Kms	6,471	6,862	(6)	24,513	26,568	(8)
Passenger Load Factor (%)	83.6	83.5		80.5	80.4	
Cargo						
Revenue Cargo Ton-Kms	342	320	7	1,368	1,319	4
Available Cargo Ton-Kms	481	492	(2)	1,911	1,986	(4)
Cargo Load Factor (%)	71.1	65.1		71.6	66.4	

Note:

- Based on preliminary numbers.

- As of April 1, 2002 KLMuk traffic and capacity figures (excluding Buzz) are included in this publication.

Prior-year figures have been restated for comparative purposes.

Overall Traffic

Because of the flight disruptions on July 27, 2002, overall capacity was negatively affected by 2 percentage points, with a comparable effect on traffic.

During July, traffic continued to recover, being down 1 percent on last year. Overall capacity reached a level of 5 percent below last year. Consequently, overall load factor improved by 2.6 percentage points to 79.6 percent.

Passenger Traffic

July passenger capacity was 6 percent lower, and, as traffic fell 6 percent as well compared to last year, passenger load factor marginally improved to 83.6 percent.

Traffic levels in all route areas developed in line with capacity levels, with the exception of traffic on South Atlantic routes.

On the North Atlantic, capacity slightly increased compared to last month, but remained below last year's level. As traffic in this route area continued to recover, load factor increased by 3.1 percentage points to 89.2 percent.

Business Class load factor improved once again in July in comparison to the same period last year.

Cargo Traffic

In July, cargo traffic was 7 percent higher than last year. As capacity was 2 percent down on last year, cargo load factor improved substantially by 6.0 percentage points to 71.1 percent.

As in the previous month, in particular traffic on Asia Pacific routes and on African routes showed a considerable year-on-year improvement.

Cargo traffic on the North Atlantic almost reached last year's level, reflecting an increase in load factor by 5.6 percentage points to 71.0 percent.

Amstelveen, August 5, 2002

02/060

KLM CARGO INCREASES RATES BY 5 T0 10 PERCENT

AMSTELVEEN, August 9, 2002 – KLM Cargo today announced that it is increasing air freight rates effective November 1, 2002. The move follows the current adjustment of air cargo capacity.

In response to the consistently high market demand and load factors of flights ex Europe, KLM Cargo plans to increase the rates coming winter with an average of 10% to the United States of America and 5% to all other destinations.

AMS/DR/MS

02/061

KLM WINTERSCHEDULE 2002/2003
MOVES TO STRENGTHEN POSITION IN UK MARKET
LAUNCH OF EASTERN EUROPEAN FREIGHT SERVICE

AMSTELVEEN, August 19, 2002 – KLM Royal Dutch Airlines is seeking to strengthen the carrier's current position in the British market by increasing frequencies and capacity on various routes in the coming winter season, Sunday, October 27, 2002, through Saturday, March 29, 2003.

This winter KLM will additionally be re-adjusting its European and intercontinental operations to meet developments expected in both passenger and cargo markets during the winter season. KLM Cargo will be launching a new full-freighter service between Amsterdam and Budapest to serve the fast-growing Eastern European cargo market. Overall capacity will be expanded by approximately seven percent compared to the 2001/02 winter season. The latter was strongly influenced by the aftermath of the 09-11 terrorist attacks on the United States. Both passenger and cargo capacity will be at KLM's 2000/01 winter season level.

Growth in the UK Market
Low-cost operator buzz will take over operation of the five-times-daily London Stansted - Amsterdam round-trip service from KLM uk this winter. Stansted has become an increasingly specialized low-cost airport in recent years. The greater majority of passengers on this route is point-to-point traffic, with few transferring to onward flights beyond Amsterdam. KLM uk capacity released by this take-over will be utilized to increase service on other UK - Amsterdam routes which carry a higher proportion of passengers connecting to KLM's global route network based at Amsterdam Schiphol.
KLM service between Amsterdam and London City will be increased from 4 to 5 daily flights, operated by KLM uk with Fokker 50 aircraft.
KLM will increase the frequency of Newcastle - Amsterdam service from the 5 daily round-trip flights operated last winter to 7 daily, operated by KLM uk.
KLM uk will also operate more flights between Manchester and Amsterdam, increasing frequency from 7 to 8 daily round-trips. One more daily flight will be added between Aberdeen and Amsterdam, expanding service from 3 to 4 round-trip flights a day. This 4th flight will be operated by KLM cityhopper with a Fokker 70 regional jet, supplementing the 3 Fokker 100 flights operated by KLM uk.
This winter the 4 times-daily Fokker 50 turboprop service between Rotterdam and London Heathrow operated by KLM cityhopper will be replaced by Fokker 70 jet service. The switch in aircraft type will upgrade the product and increase capacity.

KLM uk will also expand capacity between Teesside and Amsterdam by replacing the Fokker 50 aircraft currently operating the 3 daily round-trip flights, with Fokker 100 jets.
KLM cityhopper will also offer Fokker 70 jet service on the 5 daily round-trip flights between Amsterdam and Bristol.
Fokker 70 jets will replace Fokker 50s on 3 of the 5 round-trip flights between Amsterdam and Cardiff.

Continental European route network
KLM will also be adjusting service to meet seasonal shifts in the European market outside the UK.
On August 25, 2002, KLM will launch twice-daily commuter service between Stavanger in Norway and the Scottish city of Aberdeen operated by KLM cityhopper with Fokker 70 jets. This service will be continued through the winter season. The increase in frequency of Amsterdam - Oslo service from 4 to 5 daily round-trip flights introduced this summer will also be maintained this winter.
This winter, 1 of the 4 daily round-trip flights between Amsterdam and Vienna will be operated with a Boeing 737, offering more seats than the Fokker 70 currently operated on all four flights.
KLM's 6 daily Amsterdam - Brussels round-trip service will continue to be operated with the 80-seat Fokker 70 jets. Last winter this route was still partly served with 50-seat Fokker 50 turboprop aircraft.
Passenger traffic on several European routes traditionally rises in the summer season. KLM will meet the customary winter drop in traffic on these routes by operating smaller aircraft or by cutting daily frequencies. KLM's winter 2002/03 schedule will see 1 less daily flight on the Frankfurt, Munich, Paris, Nice, Rome and Gothenburg routes than operated this summer.

Intercontinental route network
KLM and Northwest will continue to operate their current 4 daily flights between their Amsterdam and Detroit hubs this winter.
The number of round-trip flights between Amsterdam and Johannesburg will be raised from 10 to 11 weekly by introducing a second flight on Wednesdays.
All 3 weekly round-trip flights between Amsterdam and Abidjan will be operated nonstop this winter. This improvement in scheduling is possible due to the August 15, 2002, launch of service to Abuja, KLM's third Nigerian destination.
The greater frequency of service to Beijing started this summer, increasing the number of weekly flights from 3 to 4, will be continued through the winter season.
KLM will operate 6 weekly flights to Tel Aviv in the winter schedule, serving the city daily except on Saturdays, with an intermediate landing on the outbound flight at Istanbul.
For the month of November, Caracas service will be temporarily reduced from 6 to 5 round-trip flights weekly. Flight KL 775/776 on Mondays will be suspended during that month only.

Though the number of weekly round-trip flights between Amsterdam and Almaty, Kazakhstan, will be reduced from 5 to 4, this is an increase in frequency from 3 to 4 flights compared to last winter.
In the coming winter season, as in previous years, flights may be canceled on an ad hoc basis in public holiday periods and the months of January and February, if required due to lack of traffic.

KLM Cargo
The changes detailed above provide KLM Cargo with an opportunity to expand capacity to several destinations during the winter season.

KLM Cargo is introducing 3 times-weekly Boeing 747 Combi service to Toronto this winter. The expansion of frequency to Johannesburg adds a 4th Boeing 747 Combi flight to and from this city. The number of weekly Boeing 747 Combi flights to New York will be raised to 12, and 2 more 747 Combi flights will be added to the Tokyo service per week.
From September 15, KLM Cargo will connect the fast-expanding Eastern European market with the KLM cargo network with a full-freighter service to and from Budapest. KLM Cargo will operate a freighter service to Budapest via Munich twice weekly from Liege, and once weekly from Amsterdam.
Following these changes, KLM Cargo will operate a total of 125 Combi and Freighter flights weekly.

AMS/DR/BK.asb

02/062

KLM AND DUTCH PILOTS' UNION REACH AGREEMENT IN PRINCIPLE

AMSTELVEEN, August 16, 2002 – KLM Royal Dutch Airlines and the Dutch Pilots' Union (VNV) have, after fifteen rounds of negotiation, reached an agreement in principle that has significant advantages for both parties. KLM primarily stands to benefit because the negotiated package ensures greater flexibility of crew and fleet deployment. The pilots stand to benefit because the agreement in principle extends employment and career opportunities. The results of these negotiations will now be presented to the VNV members' council.

The agreement provides for the integration of employment and career schemes for KLM and KLM cityhopper pilots. The accord also anticipates the proposed consolidation of KLM cityhopper and KLM uk. This will allow the combined fleets of KLM cityhopper and KLM uk, consisting of Fokker 50, 70 and 100 aircraft, to be flexibly deployed throughout KLM's European network.
The parties also agreed on terms of employment that have bearing on the future deployment of the Boeing 747-400 ERF (Extended Range Freighter), the Boeing 777-200 ER, and the Airbus 330-200, which are all new additions to the KLM fleet.
In addition, operational agreements on cooperation with partner airlines are adjusted to respond more flexibel to market circumstances.

AMS/DR/BK.rdn

02/063

KLM STATEMENT

Response to announcement by Northwest, Continental, and Delta

AMSTELVEEN, August 23, 2002 - KLM Royal Dutch Airlines has taken note of the signing of a 10-year commercial marketing agreement by Northwest Airlines, Continental Airlines, and Delta Air Lines, as was announced earlier today. KLM is not a party to this agreement, but has been regularly updated by its partner Northwest Airlines on the initiative.

KLM sees further consolidation within the airline industry as a logical development. The proposed tripartite agreement between Northwest, Continental and Delta is primarily fueled by the current state of the U.S. domestic market, but will also have a broader global impact. If the other cooperative ventures recently announced in the U.S. are indeed implemented, three major alliances will emerge in the U.S. KLM expects that Europe will, in due course, also see three major airline alliances emerging, and intends to play a significant role in one of these alliances, together with its existing partners. KLM regularly meets with other airlines, such as Air France, to this end.

The three U.S. carriers involved in this tripartite agreement have indicated that they wish to discuss transatlantic cooperation with their European partners. In light of the developments in the United States, there is increasing scope for cooperation between KLM and Air France in Europe. Air France is a respected fellow European airline, offering a top quality product to its customers.

Following the announcement of today, KLM will pursue its talks with Air France. At present, these talks have not yet taken the form of negotiations on a strategic alliance. With its current solid position, KLM will only decide on strategic cooperation within Europe once it has carefully assessed its options. KLM can make no further statements on specific content at present.

The proposed tripartite marketing agreement will have no effect on the transatlantic flights operated under the joint venture between KLM and Northwest, nor on the current KLM-Continental codesharing agreement.

The proposed agreement between Northwest, Continental, and Delta will, among other things, have to be approved by the U.S. Department of Transportation before it can be implemented.

AMS/DR/JCH.rdn

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: September 2, 2002

By ________________________
Name: R.A. Ruijter
Title: Managing Director CFO

By ________________________
Name: H.E. Kuipêri
Title: SVP & General Secretary

APPROVED: AMS/DJ
3 /09 2002
GOEDGEKEURD: RY